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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                    FORM 11-K

                                 ---------------
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004

                                 ---------------
                         COMMISSION FILE NUMBER 1-14180

                                 ---------------
                               LORAL SAVINGS PLAN

                                 ---------------
                        LORAL SPACE & COMMUNICATIONS LTD.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Loral Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               LORAL SAVINGS PLAN
                        --------------------------------

                                     (Plan)

                               BY: ERIC J. ZAHLER

                        --------------------------------

                                 Eric J. Zahler
                                Committee Member

Date: June 24, 2005

                               LORAL SAVINGS PLAN

                                TABLE OF CONTENTS

                                 ---------------

                                                                           PAGE
                                                                           ----
Report of Independent Registered Public Accounting Firm............          2
Financial Statements:
  Statements of Net Assets Available For Benefits as of
     December 31, 2004 and 2003....................................          3
  Statements of Changes in Net Assets Available For Benefits
     for the years ended December 31, 2004 and 2003................          4
Notes to Financial Statements......................................          5
Supplemental Schedule as of December 31, 2004:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...         11

Note - Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Exhibit:
   Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Loral Savings Plan

      We have audited the accompanying statements of net assets available for benefits of the Loral Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ MOHLER, NIXON & WILLIAMS
    Accountancy Corporation

Campbell, California
June 22, 2005

                               LORAL SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                    DECEMBER 31,
                                               -----------------------
                                                  2004         2003
                                               ----------   ----------
Assets:
  Investments, at fair value:
       Mutual Funds.........................   $  168,162   $  164,245
       Common/Collective trust..............       17,263       18,949
       Loral Space & Communications
           Ltd. Common Stock................          414          953
       Ford Motor Company Common Stock......        5,898        7,437
       Participant loans....................        1,312        1,647
                                               ----------   ----------
          Total investments.................      193,049      193,231
                                               ----------   ----------
  Net assets available for benefits.........   $  193,049   $  193,231
                                               ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2004         2003
                                                              ---------   ----------
Investment income:
    Net realized and unrealized appreciation in
      fair value of investments............................   $   6,207   $   10,934
    Interest and dividends.................................       4,061        3,201
                                                              ---------   ----------
                                                                 10,268       14,135
                                                              ---------   ----------
Contributions:
    Participants...........................................      13,607       15,582
    Employer...............................................       4,816        4,739
    Rollovers..............................................         384           74
                                                              ---------   ----------
                                                                 18,807       20,395
                                                              ---------   ----------

Benefits paid to participants..............................     (29,176)     (32,456)
Administrative expenses....................................         (81)         (75)
                                                              ---------   ----------
                                                                (29,257)     (32,531)
                                                              ---------   ----------

Net increase (decrease) in net assets......................        (182)       1,999

Net assets available for benefits:
  Beginning of year........................................     193,231      191,232
                                                              ---------   ----------
  End of year..............................................   $ 193,049   $  193,231
                                                              =========   ==========

    The accompanying notes are an integral part of these financial statements

                               LORAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

1. PLAN DESCRIPTION

General

      The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral" or "Company"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/Loral, Inc. ("SS/L").

      The Plan is a defined contribution plan designed to provide eligible employees with tax-advantaged long-term savings for retirement. It was established as a qualified plan under Internal Revenue Code section 401(a). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire. A complete description of the Plan's provisions is contained in the Plan document.

Investments

      Mutual Funds and Common/Collective Trust - Participants are able to direct their investments into a variety of mutual funds and a common/collective trust offered by the Plan.

      Loral Space Stock Fund - Prior to July 2003, the Plan allowed participants to direct all or a portion of their elective deferrals to the Loral Space Stock Fund ("Stock Fund"). In addition, Employer matching contributions were generally initially invested in the Stock Fund from which vested participants could exchange out of at any time. Non-vested participants were required to leave the Employer matching contributions and earnings invested in the Stock Fund until they were vested. In July 2003, the Board of Directors voted to disallow any new investment, including both Employer matching contributions and employee-directed deferrals, in the Stock Fund. As a result, Employer matching contributions and employee elective deferrals received by the trustee after that date were directed by participants to other investment alternatives. Existing balances in the Stock Fund can be exchanged into other options at the participant's direction and, therefore, this investment is now entirely participant directed.

      Prior to June 12, 2002, Employer matching contributions were invested solely in the Stock Fund, except for pension eligible participants (as defined in the Plan document), who could direct the Employer matching contributions into any investment (other than the Ford Stock Fund). All vested participants were permitted to take in-service withdrawals from the Stock Fund, in cash or in kind. Effective June 12, 2002, the Plan investment rules were changed to allow vested participants to transfer all or part of their Employer matching contributions out of the Stock Fund and into any other investment offered by the Plan (other than the Ford Stock Fund). Participant elective deferrals directed by participants to the Stock Fund continued to remain participant directed and could be transferred out of the Stock Fund at any time. Prior to July 2003, the Stock Fund was valued in units because the Fund included investments in Loral Space & Communications Ltd. common stock ("Loral Common Stock") and the Fidelity Short Term Interest Fund. Each unit represented a proportionate interest in all assets of the Stock Fund. Stock Fund units were valued daily based on the values of both Loral Common Stock and the Fidelity Short Term Interest Fund. However, in July 2003, the assets held in the Fidelity Short Term Interest Fund portion were transferred into a mutual fund held within the Plan and allocated to participants' accounts. The shares of Loral Common Stock that remained in the fund were then allocated to participants' accounts. The Stock Fund is now measured solely in shares.

      Ford Stock Fund - A carry-over fund resulting from the transfer of assets from a prior plan. Contributions and investments into this fund are not permitted, however, existing balances can be transferred into other investment options at the participant's direction. This fund is comprised primarily of Ford Motor Company common stock.

Participant Accounts

      Participants can direct their investments to a number of mutual funds. Before July 2003, investments could also be directed into the Stock Fund. A participant's account is credited with the participant's contribution, the Employer's matching contribution and an allocation of investment earnings or losses, net of certain investment management fees.

Vesting and Forfeitures

      Participants are immediately vested in their elective contributions plus actual earnings thereon. Generally, participants vest 100% in Employer contributions as follows: Employer contributions made prior to January 1, 2002 vest fully after five years of credited service and Employer contributions received on or after January 1, 2002 vest fully after three years of credited service. On termination of service due to death, disability, or becoming "pension eligible" as defined in the Plan document, participants become fully vested. Non-vested Employer matching contributions are forfeited upon a participant's "break in service'" as defined by the Plan document, and are used for certain Plan administrative expenses or to reduce future Employer matching contributions. In 2004, approximately $68,000 of forfeitures were used to pay Plan expenses. In 2003, Loral used approximately $823,000 of forfeitures to reduce Employer contributions. The balance of non-vested forfeitures at December 31, 2004 and 2003 were approximately $2,500 and $71,000, respectively.

Contributions

      The Plan has two pre-tax features: Tax-Efficient Savings ("TES") and, for those participants meeting a certain age requirement, a Catch-Up Contribution. Under the Plan, and subject to dollar limits imposed by the Internal Revenue Code ("IRC"), participants may generally elect a reduction in eligible compensation up to 40% with a corresponding TES and/or Catch-Up contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis.

      Participants' contributions are generally matched at a rate of $0.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's eligible compensation, unless the Employer determines to make a different contribution or no contribution. For eligible employees of Loral Skynet division, the match is $0.6667 for each dollar of employee contributions, again up to 6% of eligible compensation. Through July 2003, Employer matching contributions were generally invested in the Stock Fund. Since July 2003, Employer matching contributions are generally initially invested in the Fidelity Retirement Money Market Fund. Participants can exchange out of this investment option and into any other investment option at any time.

      Each separate division of Loral is obliged to pay Employer contributions only for its own employees.

Payment of Benefits

      Upon separation from service, disability, or death, participants or their beneficiaries are eligible to receive the vested portion of their account balance in the form of a lump sum distribution. Vested former-participants who have an account balance in excess of $5,000 may leave their account balance in the Plan generally until age 70 1/2. Vested former participants with an account balance of $5,000 or less will receive a mandatory immediate cash payout of their entire Plan benefit.

      Generally in-service withdrawals of vested amounts may be made once a year, until a participant reaches age 59-1/2. At that point, in-service withdrawals are not limited in frequency. Withdrawals made by participants who are not yet 59-1/2 may be subject to an additional 10% penalty tax.

      Assets in a participant's account may be withdrawn at any time that withdrawals are permitted under the Plan's provisions.

Payment of Administrative Expenses

      All administrative expenses are paid by the Plan. The Plan document provides that forfeitures derived from terminated participants' non-vested Employer matching contributions may be used to pay certain administrative expenses. Expenses that derive from settlor functions are the responsibility of the Employer. However, the Committee has discretionary authority to allocate administrative expenses between the Plan and one or more Employers. Generally, each Employer division is responsible for the expenses attributable to settlor functions relating to its employees.

Participant Loans

      The Plan permits active participants to borrow from the vested assets of their Plan accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, or (2) 50% of the vested account balance. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans at December 31, 2004 ranged from 5.00% to 10.25%. Loans are prohibited to beneficiaries, alternate payees (as defined by the Plan and the IRC), former participants, and officers subject to reporting requirements under rule 16(b) of the Securities Exchange Act.

      The term of a loan may be up to five years except for loans to purchase a primary residence, which may have a term of up to ten years. Loan repayments are made through payroll deductions. Participants may repay all or a part of the balance of a loan at any time. All loan repayments are allocated to the investment funds based upon the participant's current TES investment direction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value.

      Investments in mutual funds and common stock are valued at quoted market prices.

      Investments in common/collective trusts are valued as of the last day of the Plan year, as reported by the trustee.

      Participant loans are valued at cost, which approximates fair value.

      Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

Reclassification

      Certain reclassifications were made to the 2003 financial statements to conform to the 2004 presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Financial Instruments

      Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. Several fund managers enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

      Several fund managers also invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss is recorded equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

      Plan participants should review the prospectuses of the funds that they are investing in to ensure that they are comfortable with the funds ability to enter into foreign currency, futures and option contracts.

3. INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2004 and 2003 (in thousands):

                                                  2004       2003
                                                --------   --------
Fidelity Blue Chip Growth Fund...............   $ 39,901   $ 42,144
Fidelity Growth & Income Fund................     24,395     25,178
Fidelity Retirement Money Market Portfolio...     41,749     43,696
Fidelity Managed Income Portfolio II.........     17,263     18,949
Fidelity Magellan Fund.......................     19,643     20,517

      In 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during each year increased (decreased) in value as follows (in thousands):

                                                  2004       2003
                                                --------   --------
Mutual funds.................................   $  7,215   $ 21,309
Loral Space & Communications Ltd.
   Common stock..............................       (387)   (13,711)
Ford Motor Company common stock..............       (621)     3,336
                                                --------   --------
                                                $  6,207   $ 10,934
                                                ========   ========

4. PLAN TERMINATION

      Although the Employer has not expressed intent to do so, the Employer can discontinue their contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

5. TAX STATUS

      On February 27, 2002, the Employer filed for a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Employer believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes. The determination application of the Plan is currently under active review by the IRS. Its delay has been inadvertently caused by successive changeover in IRS personnel.

      Accordingly, the Employer believes that based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES, Catch-Up deferrals or Employer matching contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

6. RELATED PARTY TRANSACTIONS

      Certain Plan investments are mutual funds managed by affiliates of the Plan trustee, which qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

7. LAWSUITS AGAINST DIRECTORS AND OFFICERS OF LORAL

      In April 2004, two separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by former Loral employees and participants in the Plan were consolidated into one action titled In re: Loral Space ERISA Litigation. In July 2004, plaintiffs in the consolidated action filed an amended consolidated complaint against the members of the Loral Space & Communications Ltd. Savings Plan Administrative Committee and certain existing and former members of the Board of Directors of SS/L, including Bernard L. Schwartz. The amended complaint alleges (a) that defendants violated Section 404 of the Employee Retirement Income Security Act ("ERISA"), by breaching their fiduciary duties to prudently and loyally manage the assets of the Plan by including Loral common stock as an investment alternative and by providing matching contributions under the Plan in Loral stock, (b) that the director defendants violated Section 404 of ERISA by breaching their fiduciary duties to monitor the committee defendants and to provide them with accurate information, (c) that defendants violated Sections 404 and 405 of ERISA by failing to provide complete and accurate information to Plan participants and beneficiaries, and (d) that defendants violated Sections 404 and 405 of ERISA by breaching their fiduciary duties to avoid conflicts of interest. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all participants in or beneficiaries of the Plan at any time between November 4, 1999 and the present and whose accounts included investments in Loral stock. In October 2004, defendants filed a motion to dismiss the amended complaint in its entirety which is pending before the court.

      In addition, two insurers under the Company's directors and officers liability insurance policies have denied coverage with respect to the case titled In re: Loral Space ERISA Litigation, each claiming that coverage should be provided under the other's policy. In December 2004, one of the defendants in that case filed a lawsuit in the United States District Court for the Southern District of New York seeking a declaratory judgment as to his right to receive coverage under the policies. In March 2005, the insurers filed answers to the complaint and one of the insurers filed a cross claim against the other insurer which such insurer answered in April 2005. Discovery has commenced and is ongoing.

      On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for reorganization (the "Chapter 11 Cases") under chapter 11 of title 11 ("Chapter 11") of the United States Code (the "Bankruptcy Code"). The Company is obligated, subject to the effects of the Chapter 11 Cases, to indemnify the Company's directors and officers for any losses or costs they may incur as a result of the lawsuits described immediately above. The plan of reorganization provides that the liability of the Company post-emergence in respect of such indemnity obligation is limited to the In re: Loral Space ERISA Litigation and one other case In re: Loral Space & Communications Ltd, Securities Litigation, in an aggregate amount of $2.5 million.

8. SUBSEQUENT EVENT

      The stock price of the Ford Motor Company's common stock has decreased by approximately 27% from its December 31, 2004 level. The Plan's assets may have significantly decreased in value.

                               LORAL SAVINGS PLAN

                                                                  Plan #018
                                                                  EIN 23-1602217

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2004
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

        IDENTITY OF ISSUE, BORROWER,           DESCRIPTION OF INVESTMENT INCLUDING MATURITY                  CURRENT
          LESSOR OR SIMILAR PARTY        DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE   COST     VALUE
(a)                 (b)                                             (c)                              (d)       (e)
---   --------------------------------   ---------------------------------------------------------   ----   ---------
 *    Loral Space & Communications Ltd.  Common Stock (2,432,939 shares)                                    $     414
      Ford Motor Company                 Common Stock (402,881 shares)                                          5,898
 *    Fidelity Management Trust
        Company                          Retirement Money Market Portfolio                                     41,749
                                         Blue Chip Growth Fund                                                 39,901
                                         Growth & Income Fund                                                  24,395
                                         Managed Income Portfolio II                                           17,263
                                         Magellan Fund                                                         19,643
                                         Intermediate Bond Fund                                                 5,232
                                         Asset Manager                                                          4,364
                                         Spartan U.S. Equity Index                                              7,031
                                         Overseas Fund                                                          5,501
                                         Puritan Fund                                                           2,642
                                         Freedom Income Funds                                                   1,515
                                         Interest bearing cash                                                    108

      Morgan Stanley-Dean Witter         Global Equity Portfolio Class B                                          848

      PIMCO                              Total Return Fund                                                      3,229
                                         Mid Cap Growth Fund                                                    2,547
                                         Capital Appreciation Fund                                              1,444
                                         High Yield Fund                                                        1,315

      Strong Financial Corporation       Strong Advisors Small Cap Fund                                         4,448

      Ariel Mutual Funds                 Ariel Appreciation Fund                                                2,250

 *    Participant Loans                  Interest rates ranging from 5.00% to 10.25%                            1,312
                                                                                                            ---------
                                                                                                            $ 193,049
                                                                                                            =========

----------
* Party-in-interest

                                       11